NO ACT

[redacted]

DC
PE
12-18-08

Act: 1933
~~Section:~~ FORM S8
Rule:
Public Availability: 12/19/2008

08070056

December 19, 2008

Received SEC
DEC 19 2008
Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Galileo Holding Corporation
Incoming letter dated December 18, 2008

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter.

- Galileo Holding may take into account General Maritime's and Arlington's reporting histories in determining Galileo Holding's eligibility to use Forms S-3, S-4 and S-8, and may file a registration statement on Form S-3 only if it incorporates by reference the required Exchange Act reports of General Maritime and Arlington;

- Galileo Holding may take into account the Exchange Act reporting histories of General Maritime and Arlington in determining whether Galileo Holding has complied with the public information requirements of Securities Act Rule 144(c)(1);

- Galileo Holding is a "large accelerated filer" for purposes of Exchange Act Rule 12b-2; and

- Galileo Holding may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Securities Act Section 4(3).

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require different conclusions.

Sincerely,

Mark F. Vilardo
Special Counsel

PROCESSED
JAN 15 2009
THOMSON REUTERS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2008

Mail Stop 3010

Thomas E. Molner
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036-2714

Re: Galileo Holding Corporation

Dear ~~Mr. Molner~~: Tom

In regard to your letter of December 18, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities Act of 1933
Section 4(3)
Forms S-3, S-4, and S-8
Rules 144 and 174(b)

Securities Exchange Act of 1934
Rules 12b-2 and 12g-3

December 18, 2008

VIA E-MAIL TO CFLETTERS@SEC.GOV

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Galileo Holding Corporation

Ladies and Gentlemen:

This letter supersedes and replaces our earlier letter dated November 5, 2008. We are writing on behalf of General Maritime Corporation, a Marshall Islands corporation which has been renamed General Maritime Subsidiary Corporation ("General Maritime"), Arlington Tankers Ltd., a Bermuda company ("Arlington"), and Galileo Holding Corporation, a Marshall Islands corporation previously owned 73% by General Maritime and 27% by Arlington and currently renamed General Maritime Corporation ("Galileo Holding"), to request the advice of the staff of the Office of the Chief Counsel, Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission" or the "SEC") with respect to a number of succession-related issues under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), arising out of the combination of General Maritime and Arlington.

I. Background

Galileo Holding, General Maritime, Arlington, Galileo Merger Corporation, a Marshall Islands corporation and a wholly-owned subsidiary of Galileo Holding, and Archer Amalgamation Limited, a Bermuda company and a wholly-owned subsidiary of Galileo Holding, entered into an Agreement and Plan of Merger and Amalgamation, dated as of August 5, 2008 (the "Merger Agreement"), which provided, among other things, for (i) Galileo Merger Corporation to merge with and into General Maritime with General Maritime as the surviving corporation (the "General Maritime Merger"); and (ii) Arlington to amalgamate with Archer Amalgamation Limited, with the amalgamated company being named Arlington Tankers Ltd. (the "Amalgamation" and, together with the General Maritime Merger, the "Combinations"). As a result of the Combinations, which occurred on December 16, 2008, General Maritime and Arlington became wholly-owned subsidiaries of Galileo Holding, and Galileo Holding, through these subsidiaries, is operating the businesses of General Maritime and Arlington. In connection with the Combinations, Galileo Holding changed its name to General Maritime Corporation. The transactions described above are collectively referred to herein as the "Transaction."

A. Exchange of Shares

Pursuant to the Merger Agreement (i) at the effective time of the General Maritime Merger, each issued and outstanding share of General Maritime common stock (other than dissenting shares or those shares to be canceled), without par value, was converted into the right to receive 1.34 shares of Galileo Holding common stock, par value $0.01 per share; (ii) at the effective time of the General Maritime Merger, the aggregate of all shares of the capital stock of Galileo Merger Corporation issued and outstanding immediately prior to the effective time of the General Maritime Merger remained issued and outstanding and unchanged, and Galileo Holding became the sole shareholder of the surviving corporation; (iii) at the effective time of the Arlington Amalgamation, each issued and outstanding Arlington common share (other than dissenting shares or those shares to be canceled), par value $0.01, was converted into the right to receive one share of Galileo Holding common stock, par value $0.01 per share; and (iv) at the effective time of the Arlington Amalgamation, the aggregate of all shares of the capital stock of Archer Amalgamation Limited issued and outstanding immediately prior to the effective time remained issued and outstanding and unchanged, and Galileo Holding became the sole shareholder of the amalgamated company. Immediately prior to consummation of the Transaction, General Maritime's outstanding equity securities consisted of 31,323,758 shares of common stock, while Arlington's outstanding equity securities consisted of 15,500,000 common shares. In addition, immediately prior to consummation of the Transaction, options to purchase 5,000 shares of common stock were outstanding under General Maritime's existing equity incentive plan. Neither company had any outstanding debt securities. As a result of the Transaction, General Maritime and Arlington became wholly-owned subsidiaries of Galileo Holding, and the equity securities of General Maritime and Arlington that were publicly traded are no longer outstanding. The Transaction did not involve the issuance of treasury shares, if any, held by General Maritime and Arlington. Both the General Maritime common stock and the Arlington common shares were registered under Section 12(b) of the Exchange Act and listed on the New York Stock Exchange (the "NYSE") prior to consummation of the Transaction. On December 17, 2008, the NYSE filed Form 25 with respect to the General Maritime Common Stock and the Arlington common shares in connection with the Transaction. Each of General Maritime and Arlington is current in its respective reporting obligations under Section 13 of the Exchange Act and General Maritime is a "large accelerated filer" and that Arlington is an "accelerated filer" as each such term is defined in Exchange Act Rule 12b-2.

Galileo Holding, through its ownership of all the outstanding capital stock and other voting securities of General Maritime and Arlington upon completion of Transaction, has indirectly succeeded to all of the businesses, assets and liabilities of General Maritime and Arlington and has no other material businesses, assets or liabilities. Immediately prior to consummation of the Transaction, Galileo Holding had only nominal assets consisting of $1 of paid-in capital and the stock of Galileo Merger Corporation and Archer Amalgamation Limited. Galileo Holding's consolidated financial statements subsequent to the completion of the Transaction will be substantially the same as those of General Maritime and Arlington combined, but will reflect the impact of purchase accounting adjustments resulting from the Transaction. The Transaction will be accounted for as a purchase of Arlington by Galileo Holding. Based on the number of shares of General Maritime and Arlington outstanding on December 16, 2008, pursuant to the terms of the Merger Agreement, approximately 42.0 million shares of Galileo Holding common stock have been issued to the former shareholders of General Maritime, and approximately 15.5 million shares of Galileo Holding common stock have been issued to the former shareholders of Arlington. As a result, the former shareholders of General Maritime own approximately 73% of the outstanding common stock of Galileo Holding, and the former shareholders of Arlington own approximately 27%. The Galileo Holding common stock to issued in connection with the Transaction and reserved for issuance thereafter has been approved for listing on the NYSE, and the common stock so issued currently trades on the NYSE.

General Maritime filed a shelf registration statement on Form S-3 which expired on December 1, 2008. Arlington has also filed a shelf registration on Form S-3. Both companies have filed amendments to their respective registration statements to deregister any unsold securities thereunder, which amendments have been declared effective. Neither company had used any such registration statement to conduct any offerings.

A registration statement on Form S-4 (Commission File No. 333-153247) relating to the Galileo Holding common stock to be issued in connection with the Transaction (the "Registration Statement") was originally filed on August 29, 2008 and was declared effective on October 31, 2008. The joint proxy statement/prospectus contained in the Registration Statement was mailed to all shareholders of Arlington by November 5, 2008 and to all shareholders of General Maritime Corporation by November 6, 2008. The shareholder meetings of General Maritime and Arlington took place on December 16, 2008, and shareholders of both companies approved the Transaction. The parties consummated the Transaction after the close of the market on December 16, 2008. Galileo Holding has not made and has not been required to make any filings under the Exchange Act through the time this letter is being submitted except for a filing on Form 8-K following consummation of the Transaction as described below.

B. Employee Benefit Matters

Shares of General Maritime common stock were registered on Form S-8 (File No. 333-128896 represents all currently unsold shares) for distribution pursuant to certain stock options (the

"General Maritime Stock Options"), restricted stock (the "General Maritime Restricted Stock"), and other equity or equity-based awards (collectively, the "General Maritime Awards") that may be awarded under General Maritime's 2001 Stock Incentive Plan, as amended (the "Existing Plan"). Arlington had no securities registered in connection with any incentive plan.

General Maritime Restricted Stock and General Maritime Stock Options that were outstanding upon consummation of the Combinations have become restricted stock and stock options of Galileo Holding, respectively, and Galileo Holding has assumed all obligations with respect to such restricted stock and stock options in accordance with the terms of the Existing Plan pursuant to which they were issued and the agreements by which they are evidenced. Galileo Holding has authorized conforming amendments necessary to reflect the assumption of such Existing Plan and, in certain cases, the extension of such plans to employees of Galileo Holding and its subsidiaries. The Existing Plan in the form that survives the consummation of the Transaction is referred to herein as the "Galileo Holding Plan."

Upon completion of the Combinations, each outstanding General Maritime Employee Stock Option, whether vested or unvested, was be converted into an option to acquire, on the same terms and conditions as were applicable under such General Maritime Employee Stock Option, including vesting (taking into account any acceleration of vesting that may occur as a result of the Transaction), a number of shares of Galileo Holding common stock equal to the number of shares of General Maritime common stock subject to such General Maritime Employee Stock Option immediately before the effective time of the General Maritime Merger multiplied by 1.34 (rounded down to the nearest whole share) at a price per share of Galileo Holding common stock equal to the price per share under the General Maritime Stock Option divided by 1.34 (rounded up to the nearest cent) (each as so adjusted, an "Adjusted Option").

In addition, upon completion of the Combinations, each share of General Maritime Restricted Stock was converted into a number of restricted shares of Galileo Holding common stock equal to the number of restricted shares of General Maritime common stock multiplied by 1.34, on the same terms and conditions as were applicable to such General Maritime Restricted Stock, including vesting (taking into account any acceleration of vesting that may occur as a result of the Transaction) ("Adjusted Restricted Stock").

General Maritime Corporation has filed an amendment to its registration statement on Form S-8 to deregister any unsold securities under such registration statement effective as of the consummation of the Transaction, which amendment became effective upon filing.

II. Requests

We respectfully request an interpretive or no-action letter from the Staff concurring in each of our opinions below, each of which is discussed more fully under the heading "Discussion" below:

A. Status as a "Large Accelerated Filer"

Galileo Holding is a "large accelerated filer" as such term is defined under Rule 12b-2 under the Exchange Act.

B. Availability of Forms S-3 and S-8 Generally

Galileo Holding may include the prior activities and status of General Maritime and Arlington in determining whether Galileo Holding meets the eligibility requirements of Forms S-3 and S-8, including whether Galileo Holding "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-4 and "satisfies the registrant requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-8.

C. Availability of Rule 144

For purposes of Rule 144 under the Securities Act, Galileo Holding, upon completion of the Transaction, may include the prior reporting history of General Maritime and Arlington in determining whether Galileo Holding has complied with the public information requirements of Rule 144(c)(1) under the Securities Act.

D. Section 4(3) Prospectus Delivery Requirement and Rule 174(b)

Galileo Holding may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Rule 174(b) exemption from the prospectus delivery requirements of Section 4(3) under the Securities Act.

III. Discussion

A. Continuation of "Large Accelerated Filer" Status

Galileo Holding requests the Staff's concurrence in our opinion that Galileo Holding, as the successor to General Maritime and Arlington, has inherited General Maritime's status as a "large accelerated filer," as such term is defined in Rule 12b-2 under the Exchange Act.

Rule 12g-3(c) under the Exchange Act provides that where, in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered pursuant to Section 12 of the Exchange Act, such as the Galileo Holding common stock, are issued to the holders of classes of securities of two or more other issuers that are each registered pursuant to Section 12 of the Exchange Act, such as General Maritime common stock and Arlington common shares (both registered under Section 12(b) of the Exchange Act), the class of securities so issued shall be deemed registered under the same paragraph of Section 12 of the Exchange Act. Rule 12g-3(f) provides that the issuer of the securities deemed registered under Section 12 of the Exchange Act pursuant to Rule 12g-3(c) shall indicate on the Form 8-K report filed in connection with the succession the paragraph of Section 12 of the Exchange Act under which such class of securities is deemed registered.

The definition of "succession" in Rule 12b-2 under the Exchange Act contemplates the direct acquisition of the assets comprising a going business by merger. The merger process used to effect the Combinations should not prevent Galileo Holding from being deemed to have made a "direct acquisition" of the businesses of General Maritime and Arlington and thus to be a successor to such companies. The Staff has taken similar positions with respect to succession in the context of transactions similar to the Transaction. *See Duke Energy Corporation* (available March 30, 2006); *Royal Dutch Petroleum Company, N.V.* (available May 17, 2005); *Friedman, Billings, Ramsey Group Inc.* (available March 25, 2003); *AT&T Comcast Corporation* (available November 18, 2002); *ConocoPhillips* (available August 23, 2002); *Kerr-McGee Corporation* (available July 31, 2001); *AOL Time Warner Inc.* (available November 15, 2000); *NSTAR* (available July 29, 1999); *Central Maine Power Company* (available October 28, 1998); *Central Hudson Gas & Electric Company* (available September 16, 1998). To fulfill the requirements of Rule 12g-3 under the Exchange Act, Galileo Holding, Galileo Holding indicated that the Galileo Holding common stock is registered under Section 12(b) of the Exchange Act on a Form 8-K filed in connection with the Transaction and plans to file the annual reports as may be required pursuant to Rule 12g-3(g) under the Exchange Act. Accordingly, we are of the opinion that, Galileo Holding common stock should be deemed registered under Section 12(b) of the Exchange Act without the need to file a registration statement on Form 10 or Form 8-A.

We note that the express wording of Rule 12g-3(c)(2) provides that such deemed registration would not occur if the class of securities issued would be held of record by less than 300 persons. However, we believe that the application of Rule 12g-3 is appropriate notwithstanding that Galileo Holding will have fewer than 300 record holders of its common stock upon the consummation of the Transaction. The Staff has granted relief from the 300 record holder threshold of Rule 12g-3 in a number of situations comparable to that of Galileo Holding. *See Harveys Casino Resorts* (available October 31, 2000); *IPC Information Systems, Inc.* (available May 20, 1999); *American Eagle Outfitters* (available March 29, 1999); *Rowley-Scher Reprographics, Inc.* (available December 6, 1986); *see also* SEC Division of Corporation Finance Compliance and Disclosure Interpretations (updated Sept. 30, 2008), at Section 250 (Rule 12g-3), Interpretation No. 250.02. As noted in the *Harveys Casino Resorts*, *American Eagle Outfitters*, and *Rowley-Scher Reprographics* no-action letters, Rule 12g-3(c)(2)'s threshold of 300 record holders presumably was intended to permit a successor to terminate its Exchange Act reporting and to coordinate with the standard for termination under Rule 12g-4.

Like the companies in the no-action letters and the compliance and disclosure interpretation cited above, Galileo Holding does not seek to terminate its Exchange Act reporting, and like such companies and many others, Galileo Holding will have fewer than 300 record holders but will continue to be a widely held company. Based on the current ownership of General Maritime's common stock and Arlington's common shares, we would expect Galileo Holding to have over 200 holders of record and over 26,000 beneficial owners of its common stock, assuming no overlap of both companies' beneficial owners. We believe that if Galileo Holding were required to file an Exchange Act registration statement covering its common stock, no additional disclosure would result. Therefore, in our view, the application of Rule 12g-3 to the Transaction even though Galileo Holding will have fewer than 300 record holders is consistent with the relief that the Staff has granted in similar circumstances as well as the protection of investors. Accordingly, it is our opinion that Rule 12g-3 should be available to Galileo Holding, notwithstanding Rule 12g-3(c)(2).

Former shareholders of General Maritime own approximately 72% of the common stock of Galileo Holding outstanding following consummation of the Transaction, and the market value of Galileo Holding's common equity is larger than that of General Maritime or Arlington independently. The Staff has permitted successor entities to inherit large accelerated filer or accelerated filer status of predecessor companies on prior occasions. *See Mentor Corporation* (available September 26, 2008) (large accelerated filer); *Duke Energy Corporation, supra*; *Aether Systems, Inc.* (available April 26, 2005); *Matria Healthcare, Inc.* (available February 10, 2005); *Johnson Controls, Inc.* (available January 28, 2005) (accelerated filers). Given the foregoing, we therefore request the Staff's concurrence in our opinion that Galileo Holding, as the successor to General Maritime and Arlington, will inherit General Maritime's status as a large accelerated filer.

B. Availability of Forms S-3 and S-8 Generally

Galileo Holding is also requesting that the Staff concur in our opinion that Galileo Holding may include the prior activities and status of General Maritime and Arlington in determining whether Galileo Holding meets the eligibility requirements of Forms S-3 and S-8. General Instruction I.A.7(b) to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instruction I.A.1, 2, 3 and 5 to Form S-3 if all predecessors meet the conditions at the time of succession and the registrant has continued to do so since the succession. Consistent with General Instruction I.A.7(b) to Form S-3, through the consummation of the Transaction, each of General Maritime and Arlington met the eligibility conditions of Form S-3. In addition, any Form S-3 filed by Galileo Holding prior to the filing of its initial Annual Report on Form 10-K will incorporate by reference documents of the predecessor companies containing all information required by Regulation S-X. *See Duke Energy Corporation; Friedman, Billings, Ramsey Group Inc., supra*; *ConocoPhillips, supra*; *AOL Time Warner Inc., supra.*

Accordingly, we are of the opinion that Galileo Holding may take into account the activities and status of General Maritime and Arlington prior to the completion of the Transaction in determining whether Galileo Holding meets the eligibility conditions of Form S-3, and in determining whether Galileo Holding "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-4 and "satisfies the registrant requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-8 and, assuming Galileo Holding meets all of the requirements for the use of Form S-3, Galileo Holding will be eligible immediately after the completion of the Transaction to use Form S-3. The Staff has taken similar positions with respect to satisfaction of the eligibility conditions of Form S-3 in the context of transactions similar to the Transaction. *See Duke Energy Corporation, supra; Friedman, Billings, Ramsey Group Inc., supra; ConocoPhillips, supra; Kerr-McGee Corporation, supra; AOL Time Warner Inc., supra; NSTAR, supra; Texas Utilities Company, supra.*

Similarly, it is our opinion that Galileo Holding is entitled to rely on the prior activities and Exchange Act reports of General Maritime and Arlington in determining whether it shall be deemed to have met the requirements of General Instruction A to Form S-8. We note, as discussed above, that the Staff has on numerous occasions permitted a holding company to file registration statements on Form S-8 following a succession transaction to register shares to be issued pursuant to assumed employee benefit plans. *See, e.g., Duke Energy Corporation; Friedman, Billings, Ramsey Group Inc., supra; ConocoPhillips, supra; Kerr-McGee Corporation, supra; AOL Time Warner Inc., supra; NSTAR, supra.*

C. Availability of Rule 144

Rule 144 under the Securities Act provides a safe harbor exemption from the registration requirements of the Securities Act for the sale of "restricted" securities and the sale of securities by or for the account of "affiliates" of an issuer, provided certain conditions set forth in the rules are satisfied. Rule 144(c) under the Securities Act requires that current public information be available with respect to an issuer at the time of a transfer of securities pursuant to such rule. In furtherance thereof, Rule 144(c)(1) under the Securities Act requires that the issuer have been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days preceding the sale of securities and have filed all the reports required to be filed thereunder for the 12 months preceding such sale.

Galileo Holding hereby requests that the Staff concur in our opinion that, for purposes of Rule 144 under the Securities Act, Galileo Holding may include the prior reporting history of General Maritime and Arlington in determining whether it has complied with the public information requirements of Rule 144(c)(1) under the Securities Act. We believe this request is appropriate because Galileo Holding will, on a consolidated basis, have the same assets, businesses and operations as General Maritime and Arlington prior to the completion of the Transaction and will be the successor to General Maritime and Arlington. Each of General Maritime and Arlington has been subject to, and has complied with, the reporting requirements of Section 13 of the Exchange Act for a period significantly in excess of the prior 12 months. *See Duke Energy Corporation; Royal Dutch Petroleum Company, N.V., supra*; *Friedman, Billings, Ramsey Group Inc., supra*; *AT&T Comcast Corporation, supra*; *ConocoPhillips, supra*; *Kerr-McGee Corporation, supra*; *AOL Time Warner Inc., supra*; *NSTAR, supra.*

D. Section 4(3) Prospectus Delivery Requirement and Rule 174(b)

Rule 174(b) under the Securities Act provides that no prospectus need be delivered pursuant to Section 4(3) of the Securities Act if the issuer is a reporting company under the Exchange Act immediately prior to the filing of the registration statement. As noted earlier, General Maritime and Arlington are reporting companies under the Exchange Act and have been for more than 12 months. Because Galileo Holding now has, on a consolidated basis, the same assets, liabilities, businesses and operations that General Maritime and Arlington had, on a consolidated basis, immediately before the completion of the Combinations, and is the successor-in-interest to General Maritime and Arlington, we request that the Staff concur in our opinion that Galileo Holding may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Rule 174(b) exemption from the prospectus delivery requirements of Section 4(3) under the Securities Act. The Staff has taken similar positions with respect to Section 4(3) in the context of transactions similar to the Transaction. *See Duke Energy Corporation, supra; Royal Dutch Petroleum Company, N.V., supra*; *Friedman, Billings, Ramsey Group Inc., supra*; *ConocoPhillips, supra*; *AOL Time Warner Inc., supra*; *NSTAR, supra.*

IV. Conclusion

On behalf of Galileo Holding Corporation, General Maritime Corporation and Arlington Tankers Ltd., we respectfully request the concurrence of the Staff in each of our opinions set forth in this letter. In drawing our conclusions and expressing our opinions set forth above, we have relied in part upon requests for no-action letters and/or interpretive opinions, and responses of the Staff to such requests, in reference to transactions that were substantially similar to the Transaction, including the requests for no-action letters and/or interpretive opinions cited herein. If you require any further information, please contact the undersigned at (212) 715-9429. If your conclusions differ from ours, please contact the undersigned prior to responding in writing to this letter so that we may clarify our views.

Thank you for your attention to this matter.

Very truly yours,

Thomas E. Molner

cc: Peter C. Georgiopoulos, General Maritime Corporation
Edward Terino, Arlington Tankers Ltd.
Jeffrey D. Pribor, Galileo Holding Corporation
Stuart R. Nayman, Wilmer Cutler Pickering Hale and Dorr LLP

END